Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings, as defined:
Income from continuing operations before income tax expense	$1,945	$1,746	$1,406	$1,797	$1,703
Fixed charges included in income	495	474	438	401	418

Total earnings, as defined	$2,440	$2,220	$1,844	$2,198	$2,121

Fixed charges, as defined:
Interest charges	$478	$457	$425	$388	$404
Rental interest factor	17	17	13	13	14

Total fixed charges, as defined	$495	$474	$438	$401	$418

Ratio of Earnings to Fixed Charges	4.93	4.68	4.21	5.48	5.07